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                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

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
                                         Year Ended   Year Ended   Year Ended
                                        December 31, December 31, December 31,
                                            1997         1998         1999
                                        ------------ ------------ ------------
                                                    (in thousands)
Net loss before cumulative effect of
 change in accounting principle........   $(2,479)    $(19,222)     $(28,933)
Add fixed charges......................
Interest costs including amortization
 of debt issuance cost.................     4,946        11,039       15,200
                                          -------     ---------     --------
    Earnings (loss) before fixed
     charges...........................   $ 2,467     $ (8,183)     $(13,733)
                                          =======     =========     ========
Fixed charges:
  Interest expense including
   amortization of debt issuance
   costs...............................     4,946        11,039       15,200
  Capitalized interest.................     6,616         5,979        2,017
                                          -------     ---------     --------
    Total fixed charges................   $11,562        17,018       17,217
                                          =======     =========     ========
Ratio of earnings to fixed charges.....       --            --           --
                                          =======     =========     ========
Deficiency of earnings to cover fixed
 charges...............................   $ 9,095     $  25,201     $ 30,950
                                          =======     =========     ========
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